UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        Portland General Electric Company
                        ---------------------------------
                                (Name of Issuer)

                              Common Stock, no par
                         ------------------------------
                         (Title of Class of Securities)

                                    736508847
                                 --------------
                                 (CUSIP Number)

                        Elizabeth Kardos, General Counsel
                           Stephen Forbes Cooper, LLC
               101 Eisenhower Parkway Roseland, New Jersey, 07068
                           Phone Number: 973-618-5100
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 3, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736508847

1   Name of Reporting Person.                    Enron Disputed Claims Reserve

    I.R.S. Identification Nos. of above persons (entities only)         N/A
____________________________________________________________________________

2   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) |X|
____________________________________________________________________________
3   SEC Use Only
____________________________________________________________________________
4   Source of Funds (See Instructions)

         00
____________________________________________________________________________
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

    [ ]
_____________________________________________________________________________
6   Citizenship or Place of Organization

    Texas
_____________________________________________________________________________
              7      Sole Voting Power                            35,463,555
NUMBER OF            ________________________________________________________
SHARES BENE-  8      Shared Voting Power                          0
FICIALLY             ________________________________________________________
OWNED BY      9      Sole Dispositive Power                       35,463,555
  EACH               ________________________________________________________
REPORTING     10     Shared Dispositive Power                     0
PERSON WITH          ________________________________________________________

11  Aggregate Amount Beneficially Owned by Reporting Person       35,463,555
_____________________________________________________________________________
12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

    [ ]
____________________________________________________________________________
13  Percent of Class Represented by Amount in Row (11)            56.7417%
_____________________________________________________________________________
14  Type of Reporting Person (See Instructions)                    [OO]
_____________________________________________________________________________

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
ITEM 1.   SECURITY AND ISSUER

     This statement relates to 35,463,555 shares (the "Shares") of the common stock, no par value (the "Common Stock"), of Portland General Electric Company, an Oregon corporation (the "Issuer"), whose principal executive offices are located at 121 SW Salmon Street, Portland, Oregon 97204.

ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed by the Enron Disputed Claims Reserve (hereinafter referred to as the "Reporting Person" or the "DCR"). The DCR is a distribution mechanism created pursuant to Section 21.3(a) of the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, In re Enron Corp., et al., including, without limitation, the Plan Supplement and the exhibits and schedules thereto (the "Plan"). The Guidelines for the Disputed Claims Reserve that were adopted pursuant to the Plan are attached as
Exhibit 1 hereto.

     The purpose of the DCR is for Stephen Forbes Cooper, LLC, or its successor, (the "Disbursing Agent") to hold in escrow for the benefit of each holder of allowed claims the Common Stock, cash, certain trust interests and other securities and any dividends, gains or income attributable thereto (collectively, the "Reserved Assets"), to be issued periodically to holders of allowed claims as disputed claims are resolved pursuant to the Plan.

     The Disbursing Agent may only vote and sell the Shares and other Plan securities as record holder of such securities pursuant to the instructions of, or upon the prior approval of, the Disputed Claims Reserve Overseers (the "DCR Overseers") pursuant to the Guidelines for the DCR Overseers, which are attached as Exhibit 2 hereto. A meeting of the DCR Overseers will be called each time (i) a shareholder vote of Common Stock is called for a matter, whether by solicitation of proxy or otherwise, or (ii) an offer is made by a third party to purchase the Shares or other Reserved Assets held by the DCR. The DCR Overseers were selected and appointed in accordance with the Plan.

     The DCR Overseers are John J. Ray III, Rick A. Harrington, James R. Latimer III, Stephen D. Bennett and Robert M. Deutschman. Their business address is Four Houston Center, 1221 Lamar, Suite 1600 Houston, TX 77010. John J. Ray III is principally employed as Managing Director of Avidity Partners, LLC at 2 Prudential Plaza, 1080 North Stetson, Suite 1310, Chicago, Illinois 60601. Rick
A. Harrington is a former senior vice president and General Counsel of ConocoPhillips and is now self employed as an investor of his own funds at 41200 North 102nd Place, Scottsdale, Arizona 85261. James R. Latimer III is principally employed as Chief Executive Officer of Explore Horizons, Incorporated at 2602 McKinney Avenue, Dallas, Texas 75204. Stephen D. Bennett is the former CEO of Acme Metals and is now self employed as an investor of his own funds at 412 National Drive, Stonewood, Illinois 60431. Robert M. Deutschman is principally employed as Chairman of Cappello Partners, LLC located at 100 Wilshire Blvd., Santa Monica, California 90401.

     During the last five years, neither the Reporting Person nor any DCR Overseer has been (i) convicted in a criminal proceeding or, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shares were distributed by the Issuer on April 3, 2006 to the DCR in connection with the Issuer's distribution of Common Stock to holders of allowed claims pursuant to the Plan.

ITEM 4.   PURPOSE OF TRANSACTION

     The Shares were acquired by the Reporting Person pursuant to the Plan solely for the purpose of making distributions to holders of allowed claims and were not acquired with the purpose of changing or influencing control of the Issuer and the Disputed Claims Reserve has no intention to effect any of the transactions described in Item 4 of Schedule 13D. Pursuant to the Plan, as disputed claims are resolved the Reporting Person may from time to time distribute such Shares and/or other Reserved Assets to holders of allowed claims or following the approval of the DCR Overseers, sell Shares and/or other Reserved Assets and distribute the proceeds to the holders of allowed claims. With the exception of the distributions and sales described above, the Reporting Person does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) included in Item 4 of the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person owns directly 35,463,555 shares of Common Stock, representing 56.74% of the issued and outstanding Common Stock and is deemed to have sole voting and dispositive power with respect to such shares of Common Stock subject to the direction of the DCR Overseers as described above.

     (c) The Shares were distributed by the Issuer on April 3, 2006 to the DCR in connection with the Issuer's distribution of Common Stock to holders of allowed claims pursuant to the Plan. No consideration was paid in connection with the transfer of the Shares.


     (d) The holders of allowed claims under the Plan ultimately have the right to receive all of the Shares held by the DCR and any dividends, gains or income attributable thereto or proceeds from the sale thereof.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1     Guidelines for the Disputed Claims Reserve.

Exhibit 2     Guidelines for the DCR Overseers.



                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Date: April 5, 2006        Enron Disputed Claims Reserve


                           by: Stephen Forbes Cooper, LLC, as Disbursing Agent

                           /s/ Elizabeth Kardos
                           -----------------------------------------------------
                           Elizabeth Kardos, General Counsel

                                  EXHIBIT INDEX

Exhibit 1     Guidelines for the Disputed Claims Reserve.

Exhibit 2     Guidelines for the DCR Overseers.














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